UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Steven Kalmin and Daniel Goldberg

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 37,302,218 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 37,302,218 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,302,218 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 42.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 37,302,218 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 37,302,218 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,302,218 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 42.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 37,302,218 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 37,302,218 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,302,218 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 42.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 5 of 14

Explanatory Note:

This Amendment No. 20 (“Amendment No. 20”) amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 5, 2009, March 22, 2010, April 7, 2010, July 2, 2010, July 6, 2010, September 16, 2010, February 1, 2011, March 14, 2011, April 6, 2011, June 2, 2011(by Amendment No. 16 filed by Glencore AG, Glencore International AG and Glencore International plc (now known as Glencore plc)), October 4, 2011, July 11, 2014 and September 17, 2014 (as so amended, the “Statement”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Century Aluminum Company (the “Company”). This Amendment No. 20 reflects changes to Items 2, 5 and 6, and the addition to Item 7 of a new joint filing agreement among the Reporting Persons.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Century Aluminum Company, a Delaware corporation.

The Company's principal executive office is located at One South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) — (c) and (f) This Statement on Schedule 13D is being filed by Glencore plc, formerly known as Glencore Xstrata plc which was formerly known as Glencore International plc (“Glencore plc”), Glencore International AG (“Glencore International”) and Glencore AG (“Glencore AG” and together with Glencore plc and Glencore International, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland. The business address for each of the Reporting Persons is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange, the Hong Kong Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals, energy products and agricultural products. Glencore AG is a direct wholly-owned subsidiary of Glencore International. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the Company's initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,678,311 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, a director of the Company, who holds such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), from the Company in a private transaction in July 2008 (which are convertible into shares of Common Stock as summarized in Item 6 below).

The consideration paid by the Reporting Persons for the 19,678,311 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Stock was $359,657,954, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons' internal working capital.

SCHEDULE 13D
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Item 4.	Purpose of the Transaction

Since the Company’s initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock, the Reporting Persons have held Common Stock, and have acquired additional securities of the Company, for investment purposes.

The Reporting Persons may purchase additional shares of Common Stock. Such acquisitions could be in the open market and/or in privately negotiated or structured transactions, provided that any such acquisitions would be on terms deemed favorable by the Reporting Persons. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Company's management, the Board, the Company's stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

Item 5.	Interest in Securities of the Issuer

(a) Each of the Reporting Persons beneficially owns, directly or indirectly, 37,302,218 shares of Common Stock, or 42.9% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the Reporting Persons (other than shares subject to options issued to Mr. Strothotte as further described below) are held directly by Glencore AG. The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 7,712,729 shares of Common Stock issuable upon conversion of the 77,127.29 Preferred Shares held directly by Glencore AG that are convertible only (a) upon the occurrence of events that have not transpired, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 9,000 shares subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for the Reporting Persons. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (i) 86,900,952 shares of Common Stock outstanding as of June 30, 2015, based on information provided by the Company to the Reporting Persons on June 30, 2015, plus (ii) 9,000 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for the Reporting Persons.  Reference is made to the discussion of the terms of the Certificate of Designation for the Preferred Shares in Item 6 of the Statement.

(b) The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 37,302,218 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 of the Statement has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has engaged in any transaction during the past 60 days in any Common Stock, except on June 30, 2015, 933.80 shares of Preferred Shares were automatically converted into 93,380 shares of Common Stock pursuant to the terms of the Certificate of Designation.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty Ltd. ("Glencore Investment Pty") pursuant to which Glencore Investment Pty purchased the Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Preferred Shares that remain in effect:

Certificate of Designation:  The rights and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the "Certificate of Designation").  The following summarizes the material terms of the Series A Preferred Stock, as reflected in the Certificate of Designation:

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 7 of 14

Dividends.  Dividends will be declared and paid on the Series A Preferred Stock when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting.  The Series A Preferred Stock has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company's Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences or special rights of the Series A Preferred Stock.

Liquidation Preference.  Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion.  The Series A Preferred Stock shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Stock (the "Conversion Ratio") upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons' percentage ownership of Common Stock, to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Stock to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Stock will be redeemed as described below).

Optional Conversion.  At the option of each holder, the Series A Preferred Stock may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

Mandatory Redemption.  If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company's subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company's subsidiaries will be distributed to the Company's stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Stock at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company's proposal.

Preemptive Rights.  If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons) at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Stock must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions.  Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Stock may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

Standstill and Governance Agreement:  In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the "Governance Agreement").  Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010.  No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates.  The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation.  The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee.  This right will terminate if the Reporting Persons (and their affiliates) beneficially own less than 10% of the Common Stock for a period of three continuous months.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 8 of 14

Registration Rights Agreement:  On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register the Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees.  Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings.  The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.  Under the Certificate of Designation, Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale.  Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Preferred Shares are sold under an effective registration statement or the Preferred Shares are no longer outstanding.  The Company will be responsible for all fees and expenses relating to any registration of the Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters' counsel in the case of demand registrations).

Support Agreement: The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock.  Following filing of the proxy statement, Glencore AG and the Company engaged in discussions relating to the proposed increase in the Company's authorized capital.  The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and Glencore AG entered into a Support Agreement (the "Support Agreement") whereby (a) Glencore AG agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities will terminate if the Reporting Persons beneficially own less than 10% of the Common Stock for a period of three continuous months.

Letter Agreement:  On April 6, 2010, Glencore International and Glencore AG entered into a letter agreement with the Company (the "Letter Agreement").  Pursuant to the terms of the Letter Agreement, the Company agreed to increase the size of its Board of Directors to 11 members prior to the Company's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") and to cause the slate of nominees standing for election to the Board of Directors at the 2010 Annual Meeting to include (i) Ivan Glasenberg, Andrew Michelmore, John O'Brien and Peter Jones, each of whom were nominated as Class II directors of the Company with a term expiring at the Company's 2013 Annual Meeting of Stockholders, and (ii) John Fontaine, who was nominated as a Class I director of the Company with a term expiring at the Company's 2012 Annual Meeting of Stockholders.  At the 2010 Annual Meeting held on June 8, 2010, Messrs. Glasenberg, Michelmore, O'Brien, Jones and Fontaine were elected to the Board of Directors.

As part of the Letter Agreement, the Company further agreed that if, after having been elected to the Board of Directors, Mr. Glasenberg ceases to be a member of the Board of Directors for any reason at or prior to the Company's 2013 Annual Meeting of Stockholders, the Reporting Persons will have the ability to designate a substitute reasonably acceptable to the Company to replace Mr. Glasenberg as a director, with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly.  Any such substitute director will be appointed by the Board of Directors no later than one business day after such determination. On January 31, 2011, Mr. Glasenberg resigned from the Board of Directors. In accordance with the terms of the Letter Agreement, Glencore International and Glencore AG designated Daniel Goldberg to replace Mr. Glasenberg as a director of the Company. On January 31, 2011, the Board of Directors of the Company appointed Mr. Goldberg, as a replacement for Mr. Glasenberg, as a Class II director of the Company with a term expiring at the Company's 2013 Annual Meeting of Stockholders.

Swaps:  On July 2, 2010, Glencore International entered into a Master Terms and Conditions for Swap Transactions agreement (the "Swap Agreement") with Citigroup Global Markets Inc. ("Citi").  Pursuant to the Swap Agreement, Glencore International AG and Citi may, from time to time, enter into certain cash-settled total return swaps (the "Swaps") with respect to the Common Stock.  Among other things, the Swap Agreement provides that all transactions thereunder will not reference more than 9.9% of the outstanding Common Stock.  In connection with establishing and maintaining any hedging positions with respect to the Swaps, the Swap Agreement provides that Citi must establish and maintain such hedging positions in transactions consisting of cash-settled swaps, cash-settled options or other equivalent cash-settled "synthetic" positions.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 9 of 14

Under the terms of the Swaps, generally, (i) Glencore International will be obligated to post cash collateral to Citi, pay to Citi certain fees and commissions and make a cash payment to Citi with respect to any depreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to a final valuation period preceding the termination of the Swap, and (ii) Citi will be obligated to pay to Glencore International an amount in cash equal to any dividends that would have been paid by the Company on the Common Stock referenced by each Swap and make a cash payment to Glencore International with respect to any appreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to the final valuation period preceding the termination of the Swap.  The overall effect of the Swap parties' cash payments based on the price of the Common Stock referenced in the Swaps is to provide Glencore International with economic exposure to price movements in the number of shares of Common Stock referenced in the Swaps during the relevant time periods.

The Swaps will not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and will not require Citi to acquire, hold, vote or dispose of any securities of the Company.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the Swaps or shares of Common Stock or other securities or financial instruments of the Company that may be held from time to time by Citi.

In connection with entry into the Swaps, the Company and Glencore International have agreed that the Swaps and the transactions contemplated thereby would (i) not result in the Glencore International or Citi, or any of their respective affiliates or associates, being deemed to be a "Beneficial Owner" of, or to "beneficially own" any, shares of Common Stock, or constitute an "Acquiring Person" for purposes of the Company's Tax Benefit Preservation Plan, dated as of September 29, 2009 (the "Rights Plan"), and (ii) be deemed to constitute "Exempt Transactions" pursuant to, and in accordance with, Section 35 of the Rights Agreement.  Capitalized terms used in the preceding sentence and not otherwise defined in the Schedule 13D shall have the meaning ascribed to them in the Rights Plan. The Rights Plan expired by its terms on September 29, 2010.

Pursuant to the Swap Agreement, on September 15, 2010 Glencore International received economic exposure to 4,729,302 notional shares of Common Stock, or approximately 5.10% of the outstanding Common Stock (approximately 5.44% based on the number of outstanding shares set forth in Item 5), at a reference price of $9.71927 per notional share of Common Stock, under a swap with an initial expiration date of September 17, 2012 (subsequently extended to September 17, 2017).

Pursuant to the Swap Agreement, on March 11, 2011 Glencore International received economic exposure to 4,400,000 notional shares of Common Stock, or approximately 4.74% of the outstanding Common Stock (approximately 5.06% based on the number of outstanding shares set forth in Item 5), at a reference price of $16.6582 per notional share of Common Stock, under a swap with an initial expiration date of March 11, 2013 (subsequently extended to September 17, 2017).

2011 Agreement: On April 5, 2011, Glencore International and Glencore AG entered into a letter agreement with the Company (the "2011 Agreement"). Pursuant to the terms of the 2011 Agreement, the Company agreed to cause the slate of nominees standing for election to the Company's Board of Directors (the "Board") at the Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") to be Steven Blumgart, Steven Kalmin and Terence Wilkinson (each, a "Nominee" and collectively, the "Nominees"), each of whom shall be nominated as Class III directors of the Company with a term expiring at the Company's 2014 Annual Meeting of Stockholders. Mr. Blumgart, the Co-director of the Alumina/Aluminum division of Glencore International, and Mr. Kalmin, Chief Financial Officer of Glencore International, are also referred to as the "Glencore Designees" and Mr. Wilkinson is also referred to as the "Independent Designee." At the 2011 Annual Meeting held on June 7, 2011, Messrs. Blumgart, Kalmin and Wilkinson were elected to the Board of Directors.

As part of the 2011 Agreement the Company further agreed that if at any time after having been elected to the Board, either of the Glencore Designees ceases to be a member of the Board for any reason at or prior to the Company's 2014 Annual Meeting of Stockholders, the Reporting Persons would have the ability to designate a substitute reasonably acceptable to the Company to replace such Glencore Designee(s) as director(s), with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly. Any such substitute nominee or director (as the case may be) will be nominated or appointed (as the case may be) by the Board no later than one business day after such determination. On March 16, 2012, the Reporting Persons informed the Company that Mr. Blumgart intended to resigned from the Board of Directors effective March 20, 2012. In accordance with the terms of the 2011 Agreement, the Reporting Persons designated Andrew J. Caplan to replace Mr. Blumgart as a director of the Company. On March 20, 2012, the Board of Directors of the Company appointed Mr. Caplan as a replacement for Mr. Blumgart, as a Class III director of the Company with a term scheduled to expire at the Company's 2014 Annual Meeting of Stockholders.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 10 of 14

The foregoing descriptions of the Certificate of Designation, Governance Agreement, Registration Rights Agreement, Support Agreement, Letter Agreement, Swap Agreement and 2011 Agreement are subject to, and qualified in their entirety by reference to, the full text of such documents and agreements, which were previously filed with the Securities and Exchange Commission as exhibits to the Schedule 13D, and are hereby incorporated herein by reference.

Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated July 2, 2015 between Glencore plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D.

2.	Certificate of Designation of the Series A Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008).

3.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008).

4.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008).

5.	Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009).

6.	Letter Agreement (Incorporated by reference to Exhibit 6 to the Schedule 13D filed with the Securities and Exchange Commission on April 7, 2010).

7.	Master Terms and Conditions for Swap Transactions (Incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2010).

8.	Consent Under Rights Plan (Incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2010).

9.	2011 Agreement (Incorporated by reference to Exhibit 9 to the Schedule 13D filed with the Securities and Exchange Commission on April 6, 2011).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015

Glencore AG
By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Director

Glencore International AG
By:	/s/ Kenneth Klassen
Name:	Kenneth Klassen
Title:	Officer

By:	/s/ Stefan Peter
Name:	Stefan Peter
Title:	Officer

Glencore plc
By:	/s/ John Burton
Name:	John Burton
Title:	Company Secretary

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 12 of 14

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore AG. Each executive officer of each of Glencore International AG and Glencore AG is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Shares.

Directors of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Anthony Hayward (Citizen of the United Kingdom)	Director, Genel Energy	1 Grafton Street, London W1S 4FE, United Kingdom
Peter Coates (Citizen of Australia)	Non-Executive Chairman, Santos Ltd	Level 22, The Gateway Building, 1 Macquarie Place, Sydney, Australia
Leonhard Fischer (Citizen of Germany)	Chief Executive Officer, BHF Kleinwort Benson Group SA	Avenue Louise 326, 1050 Brussels, Belgium
Peter Grauer (Citizen of USA)	Executive Chairman Bloomberg LP	731 Lexington Avenue, New York 10022, USA
William Macaulay (Citizen of USA)	Chairman and Chief Executive Officer, First Reserve Corporation	One Lafayette Place Greenwich, CT 06830 USA
John Mack (Citizen of USA)	Senior advisor to Morgan Stanley	6 Club Road, Rye, New York 10580, USA
Patrice Merrin (Citizen of Canada)	Non-Executive Director	Glencore Baarermattstrasse 3 Baar 6341 Switzerland

Executive Officers of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
John Burton (Citizen of the United Kingdom)	Company Secretary

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 13 of 14

Directors and Officers of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant

Directors and Officers of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Martin W. Haering (Citizen of Switzerland)	Tax Officer
Carlos Perezagua (Citizen of Spain)	Chief Risk Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 14 of 14

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 20 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 2, 2015

Glencore AG
By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Director

Glencore International AG
By:	/s/ Kenneth Klassen
Name:	Kenneth Klassen
Title:	Officer

By:	/s/ Stefan Peter
Name:	Stefan Peter
Title:	Officer

Glencore plc
By:	/s/ John Burton
Name:	John Burton
Title:	Company Secretary